Exhibit 99.1

Qiao Xing Universal Signs Agreement to Supply Set-top-box Designed for Cable Digital
Television Services to State-Backed Beijing Radio & TV
New Viewpoint Trading Company

Company Diversifies Consumer Electronics Offerings With
Launch of Set-top-box Product

      HUIZHOU, Guangdong, China, March 29 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING), one of China’s largest manufacturers and distributors of telecommunications terminals and consumer electronics products, announced today that its subsidiary, Huizhou Qiao Xing Communications Industry Co., Ltd (QXCI) has signed an agreement to supply its newly launched set-top-box product to Beijing Radio & TV New Viewpoint Trading Company (BRTNV). Under the terms of the agreement, within the first twelve months of the deal BRTNV will distribute, through its distribution network of cable television operators, up to US$20 million of set-top-box products supplied by QXCI. BRTNV, a professional company directly under the control of the State Administration of Radio Film and Television (SARFT), is engaged in the promotion of products relating to radio and television service network.

      Set-top-boxes allow for existing analogy television sets to receive a digital TV signal. Digital TV signals are now being compulsorily prompted by SARFT and cable television operators and are expected to entirely replace the existing analogy TV signals by the year 2010. It is estimated that China has over 350 million cable television users with analogy television sets. These users will have to shift to digital service either by buying a new digital television set or by equipping their existing television with a set-top-box, which is far more cost effective.

      Ms. Liu Yan Mei, President of BRTNV (state background), “We are excited that we have chosen XING as our sole partner to supply set-top-box products to our cable TV operator customers. One of the primary reasons we selected Qiao Xing’s brand COSUN is because it has a great reputation for producing great consumer electronic products in China. XING’s advantages also lie in its proven R&D capacity and large-scale production abilities. XING’s products have proven to be better than those of their competitors yet typically they are less expensive than similar products from other producers.”

      Mr. Wu Rui Lin, Chairman of XING, said, “While the fast growing in-door telephone and mobile phone markets are XING’s core business lines, we have been diligently working to diversify our revenue base and to further build our product line in the lucrative consumer electronics area. By leveraging our R&D and existing production resources, we expect that our consumer electronics business will bring substantial additional profit to the Company with minimal additional capital expenditures.”

      “The set-top-box product, which bears gross profit ratio of more than 40%, is one of the priority projects for our consumer electronics segment. Unlike other products, Set-top-boxes are mainly distributed by local cable TV operators, which are all governed by SARFT. Our partner, the state-backed BRTNV has very close relationships with Cable television operators, which gives us a significant advantage in penetrating this market.”

      About Qiao Xing Universal Telephone, Inc.

      Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $222 million in 2003. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and DVD players. XING currently distributes over 200 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit
http://www.cosun-xing.com.

      Forward-looking statements

      This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

      For more information, please contact:

Rick Xiao, IR Director,
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com

U.S. Investor Contact:

Denise Roche/ David Pasquale,
The Ruth Group
Tel: +1-646-536-7008/7006
Email: droche@theruthgroup.com or dpasquale@theruthgroup.com

SOURCE Qiao Xing Universal Telephone, Inc.